

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

Mark C. Jensen
Chief Executive Officer
American Acquisition Opportunity Inc.
12115 Visionary Way
Fishers, Indiana 46038

> **Re: American Acquisition Opportunity Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 30, 2022**
> **File No. 001-40233**

Dear Mr. Jensen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Guilfoyle